WHERIFY WIRELESS, INC.
2000 Bridge Parkway, Suite 201
Redwood Shores, CA 94065

September 29, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Wherify Wireless, Inc.
        Preliminary Proxy on Schedule 14A filed September 5, 2006
        File No. 0-24001

Ladies and Gentlemen:

This letter is being filed in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter addressed to Mr. Timothy J. Neher dated September 19, 2006 (the Comment Letter”). In this letter we also discuss actions we are taking with respect to a premature mailing or our proxy materials that occurred as a result of a mistake by our mailing service, and provide an acknowledgement and confirmation as requested by the Staff.

Response to Comment Letter

Each of the number paragraphs below is a response to the corresponding numbered paragraph in the Comment Letter.

1.
Wherify Wireless, Inc. (the "Company") has amended the beneficial ownership table on pages 5 and 6 to include Cornell Capital Partners, L.P. (“Cornell Capital”) and has included additional footnote disclosure. Cornell Capital does not have beneficial ownership of more than 5%, but as the Staff notes, this is a result of a contractual cap that restricts Cornell Capital’s right to convert or exercise.

2.	The Company has amended its disclosure on pages 25 and 26 (including providing tabular disclosure) in response to the comments of the Staff.

3.	The Company has added the following disclosure on page 27 of the proxy statement in response to the comments of the Staff:

"We currently do not have a sufficient number of shares available for issuance in the event we are required to issue all of the shares that we are contractually obligated to issue under all of our outstanding debentures, warrants, options and other instruments and agreements. This is largely because of the full ratchet anti-dilution provisions in the debentures and warrants issued to Cornell Capital Partners and the resulting automatic adjustment in the conversion rate of debentures issued to Cornell Capital and the number of shares issuable upon exercise of warrants issued to Cornell Capital. This adjustment arose out of our issuance of common stock earlier this year at a price below the defined fixed conversion price of such debentures and below the then exercise price of such warrants.

Securities and Exchange Commission
September 29, 2006

This shortage of available shares could have severe consequences for us under our contractual commitments. For example, we are required under the terms of the debentures and warrants issued to Cornell Capital to reserve and keep available out of our authorized and unissued shares a sufficient number of shares of common stock as is issuable upon conversion of such debentures or exercise of such warrants. Failure to have a sufficient number of shares available for issuance upon conversion of the debentures, after notice and an opportunity to cure, can constitute an event of default under the debentures. Upon an event of default, Cornell Capital Partners could elect to cause the entire principal amount of $5 million, plus accrued interest, outstanding under the debentures to become immediately due and payable. It could also elect to exercise its various rights and remedies under the related pledge agreement and security agreements. In addition, Cornell Capital could engage in a cashless exercise of its warrants upon an event of default under either the debentures or the warrants. Accordingly, our Board of Directors believes it is important for stockholders to approve the proposed increase in authorized shares of common stock to avoid such possible consequences."

4.
The Company does not believe that the primary purpose of the increased number of authorized shares is to meet its current obligations to issue shares of common stock. While this is without question an important reason, the Company believes that an equally important purpose of such increase in capital stock is to fund the Company’s activities. As the Company notes in the proxy statement, it expects to need to raise up to $18,000,000 to fund ongoing operations in the next year. This requires that the Company issue significant additional shares. In response to the Staff's comments, the Company has revised the disclosure on page 26 to more fully discuss the various reasons for the Board's recommendation to increase the number of authorized shares.

5.
The Company does not presently have any plans, proposals or arrangements, written or otherwise, to issue any of the proposed newly available authorized shares for any purpose, including future acquisitions, although it does have a general plan to issue shares in the future as part of its fund raising activities. The Company has amended its disclosure on page 26 to include the requested language.

6.	In response to the Staff’s comments, the Company has amended its disclosure on page __ to add the following statement:

"The additional shares of Common Stock that would become available for issuance if the proposed amendment were adopted could also be used by the Company to oppose a hostile takeover attempt or delay or prevent changes of control (whether by merger, tender offer, proxy contest or assumption of control by holder of a large block of the Company's securities) or changes in or removal of management of the Company. For example, without further stockholder approval, the Board of Directors could strategically sell shares of Common Stock in a private transaction to purchasers who would oppose a takeover or favor the current Board of Directors. Although this proposal to increase the number of authorized shares of Common Stock has been prompted by business and financial considerations, not by the threat of any attempt to accumulate shares or otherwise gain control of the Company (nor is the Board of Directors currently aware of any such attempts directed at the Company), stockholders nevertheless should be aware that approval of the proposal could facilitate future efforts by the Company to deter or prevent changes of control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner."

Securities and Exchange Commission
September 29, 2006

7.
The Company does not have any plans, proposals or arrangements to make any awards under the 2004 Stock Plans to any particular person or entity. The Company, however, expects to continue to grant awards to directors, officers, employees and consultants and other providers of services in the ordinary course of business, consistent with past practice. The Company has updated its disclosure on page 32 in response to the Staff’s comment.

The proxy statement has been further revised in a number of places to update disclosures and to otherwise improve the disclosure. A marked copy of the proxy materials showing the changes from the previously filed proxy materials is being provided separately to the Staff.

Premature Mailing of Proxy Materials

On Saturday, September 23, 2006, we discovered that copies of our preliminary proxy materials had been mailed to certain of our stockholders contrary to our instructions. We had previously arranged for the printing of our preliminary proxy materials, and staging the preliminary proxy materials for mailing, in the event that the Staff did not have any comments on the preliminary proxy materials. We did this to insure that we could move forward with the meeting as soon as possible. We had given clear instructions, however, that the materials were not to be mailed before we gave final approval for the mailing.

After discovering the problem on Saturday, we contacted American Stock Transfer & Trust Company ("AST") prior to the start of business on Monday, September 25, 2006, to determine what had happened and the extent of the problem. Over the course of the next two days we learned that ADP, who had responsibility for a portion of the mailing, had mistakenly mailed copies of our preliminary proxy materials to approximately 3,500 stockholders - contrary to our instructions. AST, however, with whom we had direct contact during this process, had not mailed out any of the proxy materials that they had staged for mailing - consistent with our instructions. It appears that the mistake occurred as a result of either inadequate communication between AST and ADP, or a mistake at ADP.

Securities and Exchange Commission
September 29, 2006

In response to this situation, on Tuesday, September 26, 2006, we called Daniel Lee of the Staff to advise him of the situation and to explain the actions that we were intending to take to address the situation. In accordance with a discussion we had with Mr. Lee on Wednesday, September 27, 2006, we prepared a Current Report on Form 8-K explaining the situation and filed it on the morning of September 28, 2006. The Form 8-K stated as follows:

"On or about September 23, 2006, certain of our stockholders received in the mail preliminary drafts of our proxy statement, notice of meeting and proxy card. Those preliminary proxy materials were delivered due to a mistake by our mailing service before our proxy materials were finalized. All such preliminary proxy materials should be disregarded. They contain information that was incomplete and which has since been modified. We expect to send finalized definitive proxy materials to our shareholders in early October.

The finalized proxy materials will contain important changes from the preliminary proxy materials, including specification of a new date for the annual meeting, and should be read carefully in their entirety before any shareholder votes. The new date for the annual meeting is October 26, 2006. The proxy cards that were previously sent by mistake are invalid and such proxy cards will not be counted. Any stockholder wanting to vote by proxy will need to complete and mail in a new proxy card in order for such stockholder's vote to be counted."

With respect to the proxy materials themselves, we have added the following statement to the Letter to Stockholders:

PLEASE NOTE THE CHANGE IN THE DATE OF OUR ANNUAL MEETING. Certain stockholders received a preliminary draft of our proxy materials on or about September 23, 2006 that specified an earlier date for our Annual Meeting. Those preliminary proxy materials were sent due to a mistake by our mailing service before our proxy materials were finalized and should be disregarded. The enclosed proxy materials contain important changes from the preliminary proxy materials, and should be read carefully before you vote. If you previously completed and mailed a proxy card, that card is not valid and will not be counted. If you want to vote by proxy, you will need to complete and mail in a new proxy card in order for your vote to be counted.

In the Notice of Annual Meeting, we have also added the following statement, also in italics and boldface print as indicated:

This Notice supersedes and replaces the Notice that was mailed to certain of our stockholders incorrectly stating that the Annual Meeting would be held on September 28, 2006. That Notice and the related preliminary proxy materials were received by some of our stockholders on or about September 23, 2006. They were sent before we finalized the proxy materials due to a mistake by our mailing service. Those proxy materials should be disregarded. The enclosed proxy materials contain important changes from the preliminary proxy materials, and should be read carefully before you vote. If you previously completed and mailed a proxy card, that card is not valid and will not be counted. If you want to vote by proxy, you will need to complete and mail in a new proxy card in order for your vote to be counted.

Securities and Exchange Commission
September 29, 2006

We have also (i) rescheduled the meeting date to a substantially later date to provide for a reasonable separation of time between the two mailings, (ii) instructed AST not to count any of the preliminary proxy cards that they might receive and to hold them until further notice from us regarding their disposition, and (iii) arranged for the new proxy cards not only to be updated with new information that clearly distinguishes them from the preliminary proxy cards, but also arranged for them to be printed on different color stock to minimize any possibility of confusion.

We believe that these actions are adequate and appropriate to insure that our stockholders only act upon the definitive proxy materials and that no votes in the preliminary proxy materials are inadvertently counted in the final vote.

Acknowledgement And Confirmation

With respect to the acknowledgement and confirmation requested by the Staff in the Comment Letter, on behalf of the Company I hereby acknowledge and confirm that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please contact the undersigned at 650-551-5230.

Very truly yours,

WHERIFY WIRELESS, INC.

By:/s/ Mark E. Gitter
      Mark E. Gitter
      Chief Financial Officer and Treasurer

cc: Mr. Timothy Neher